EXHIBIT 99.5

PRESS RELEASE

Gabon: TotalEnergies EP Gabon finalizes the divestment
of interests in non-operated assets
and the Cap Lopez Terminal

Port-Gentil, December 9, 2021 – After receiving the approval of Gabonese authorities, TotalEnergies announces the closing of its agreement to divest to Perenco Oil and Gas Gabon the Cap Lopez Terminal and non-operated assets of its 58%-owned affiliate TotalEnergies EP Gabon.

With this transaction, in an amount of $350 million before final adjustment, TotalEnergies EP Gabon is divesting its interests in seven mature offshore fields operated by Perenco Oil and Gas Gabon, along with its interests and operatorship in the Cap Lopez oil terminal, to Perenco Oil and Gas Gabon. The divested assets' production stood at 8,400 barrels of oil equivalent per day for the first three quarters of 2021.

"This transaction is aligned with TotalEnergies' strategy to enhance its portfolio by divesting mature, high break-even fields. TotalEnergies EP Gabon is refocusing on its operated offshore assets in the Anguille and Torpille sectors and remains a committed oil industry player in Gabon," said Henri-Max Ndong-Nzue, President of TotalEnergies EP Gabon.

List of assets included in the transaction
Field - Sector	TotalEnergies EP Gabon's interest before the transaction	TotalEnergies EP Gabon's interest after the transaction
Grondin	65.275%	0%
Gonelle - Grondin
Barbier - Grondin
Mandaros - Grondin
Girelle - Torpille
Pageau - Torpille
Hylia - Torpille	37.5%
Cap Lopez oil terminal	100%

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AboutTotalEnergies in Gabon

TotalEnergies has been operating in Gabon for more than 90 years and is a major player in the country's upstream and downstream businesses. In 2020, TotalEnergies' SEC production in Gabon came to 27,000 barrels of oil equivalent per day.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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